aub



16021992

ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-53685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Scottsdale Capital Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E McDonald Drive #6
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Diekmann (480) 603-4900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company CPAs
(Name - if individual, state last, first, middle name)

1785 West Printers Row, Salt Lake City,UT 84119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Henry Diekmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Scottsdale Capital Advisors Corporation as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Henry Diekmann, President


DEBRA LYNN FRIEDNASH
Notary Public, State of Arizona
Maricopa County
My Commission Expires
November 14, 2019



Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
( ) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Current assets:		
Cash and cash equivalents	$	928,588
Accounts receivable		294,040
Prepaid expenses		14,636
Total current assets		1,237,264
Property and equipment (net of depreciation of $514)		6,338
Deposits		4,817
Total assets	$	1,248,419

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	1,013,929
Accrued expenses		4,663
Total liabilities		1,018,592
Commitments and contingent liabilities (Note 5)		
Stockholders' equity:		
Common stock, no par value, authorized 2,000,000 shares, issued and outstanding		795,000
Additional paid in capital		676,000
Accumulated deficit		(1,241,173)
Total stockholders' equity		229,827
Total liabilities and stockholders' equity	$	1,248,419

The accompanying notes are an integral part of these financial statements.